

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 8, 2013

<u>Via E-mail</u>
Zong Yun Zhou
Chief Financial Officer
SORL Auto Parts, Inc.
No. 1169 Yumeng Road
Ruian Economic Development District
Ruian City, Zhejiang Province
People's Republic of China

> **Re: SORL Auto Parts, Inc.**
> **Form 10-K for Fiscal Year Ended December 31, 2012**
> **Filed April 1, 2013**
> **File No. 0-11991**

Dear Ms. Zhou:

We refer you to our comment letter dated May 23, 2013, regarding business contacts with Sudan, and Syria. We have completed our review of this subject matter. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

Sincerely,

/s/ Cecilia Blye

Cecilia Blye, Chief
Office of Global Security Risk

cc: Max Webb
Assistant Director
Division of Corporation Finance

Heath D. Linsky
Morris, Manning & Martin, LLP